SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 8 September 2023

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 31 August 2023
99.2	Total Voting Rights dated 1 September 2023
99.3	Transaction in Own Shares dated 5 September 2023
99.4	Transaction in Own Shares dated 6 September 2023
99.5	Transaction in Own Shares dated 7 September 2023
99.6	Transaction in Own Shares dated 8 September 2023

Exhibit No: 99.1

31 August 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 30 August 2023 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	30 August 2023

Aggregate number of ordinary shares purchased:	498

Lowest price paid per share:	£ 60.0600

Highest price paid per share:	£ 60.1800

Average price paid per share:	£ 60.0973

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 167,403,122 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/8671K_1-2023-8-30.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                             Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 498 (ISIN: GB00BHJYC057)

Date of purchases: 30 August 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	498
Highest price paid (per ordinary share)	£ 60.1800
Lowest price paid (per ordinary share)	£ 60.0600
Volume weighted average price paid(per ordinary share)	£ 60.0973

Exhibit No: 99.2

InterContinental Hotels Group PLC

(the "Company")

Total Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company announces that, as at 31 August 2023, its issued share capital consists of 174,909,904 ordinary shares of 20 340/399 pence each, of which 7,506,782 ordinary shares are held in treasury. Therefore, the total number of voting rights in the Company is 167,403,122.

All ordinary shares of the Company purchased by the Company since the last Disclosure and Transparency Rule 5.6.1 announcement made on 1 August 2023, which are subject to cancellation, have been treated as cancelled for the purposes of these calculations.  The relevant purchases of ordinary shares by the Company are in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 and pursuant to instructions issued by the Company as announced on 21 February 2023.

The above figure may be used by shareholders as the denominator for the calculations by which they may determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure and Transparency Rules.

Nicolette Henfrey
General Counsel & Company Secretary

For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey): +44 (0)1753 972 000

Exhibit No: 99.3

05 September 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 04 September 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	04 September 2023

Aggregate number of ordinary shares purchased:	164,194

Lowest price paid per share:	£ 59.7400

Highest price paid per share:	£ 60.3600

Average price paid per share:	£ 60.1288

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 167,238,928 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/3425L_1-2023-9-4.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                             Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 164,194 (ISIN: GB00BHJYC057)

Date of purchases: 04 September 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	82,557	50,517	21,920	9,200
Highest price paid (per ordinary share)	£ 60.3600	£ 60.3600	£ 60.3600	£ 60.3400
Lowest price paid (per ordinary share)	£ 59.7600	£ 59.7600	£ 59.7600	£ 59.7400
Volume weighted average price paid(per ordinary share)	£ 60.1194	£ 60.1452	£ 60.1262	£ 60.1285

Exhibit No: 99.4

06 September 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 05 September 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	05 September 2023

Aggregate number of ordinary shares purchased:	163,632

Lowest price paid per share:	£ 59.5000

Highest price paid per share:	£ 60.9400

Average price paid per share:	£ 60.5271

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 167,075,296 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/4860L_1-2023-9-5.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                             Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 163,632 (ISIN: GB00BHJYC057)

Date of purchases: 05 September 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	81,300	51,800	21,446	9,086
Highest price paid (per ordinary share)	£ 60.9400	£ 60.9000	£ 60.8800	£ 60.9000
Lowest price paid (per ordinary share)	£ 59.5200	£ 59.5000	£ 59.6200	£ 59.5400
Volume weighted average price paid(per ordinary share)	£ 60.5206	£ 60.5618	£ 60.4654	£ 60.5329

Exhibit No: 99.5

07 September 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 06 September 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	06 September 2023

Aggregate number of ordinary shares purchased:	171,172

Lowest price paid per share:	£ 60.0400

Highest price paid per share:	£ 60.9800

Average price paid per share:	£ 60.5567

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 166,904,124 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/6324L_1-2023-9-6.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                             Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 171,172 (ISIN: GB00BHJYC057)

Date of purchases: 06 September 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	82,847	56,200	22,844	9,281
Highest price paid (per ordinary share)	£ 60.9800	£ 60.7400	£ 60.9800	£ 60.9800
Lowest price paid (per ordinary share)	£ 60.0400	£ 60.0400	£ 60.1200	£ 60.1200
Volume weighted average price paid(per ordinary share)	£ 60.6466	£ 60.3822	£ 60.6353	£ 60.6176

Exhibit No: 99.6

08 September 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 07 September 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	07 September 2023

Aggregate number of ordinary shares purchased:	165,471

Lowest price paid per share:	£ 60.1000

Highest price paid per share:	£ 61.2000

Average price paid per share:	£ 60.9220

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 166,738,653 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/7855L_1-2023-9-7.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                             Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 165,471 (ISIN: GB00BHJYC057)

Date of purchases: 07 September 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	81,828	53,500	21,674	8,469
Highest price paid (per ordinary share)	£ 61.2000	£ 61.1600	£ 61.2000	£ 61.1800
Lowest price paid (per ordinary share)	£ 60.1000	£ 60.2600	£ 60.3600	£ 60.5400
Volume weighted average price paid(per ordinary share)	£ 60.9381	£ 60.8907	£ 60.9352	£ 60.9305

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	8 September 2023